EXHIBIT 99.6
Afternoon Earnings Call

INFOSYS TECHNOLOGIES LIMITED
AFTERNOON EARNINGS CALL
 Q1 FY 08 RESULTS
July 11, 2007

CORPORATE PARTICIPANTS

 Kris Gopalakrishnan
 Infosys Technologies - CEO and MD

 S.D. Shibulal
 Infosys Technologies - COO

 V. Balakrishnan
 Infosys Technologies - CFO

 Mohandas Pai
 Infosys Technologies - Director and Head - HR, E&R, Fac and Adm

 Amitabh Chaudhry
 Infosys BPO - CEO

CONFERENCE CALL PARTICIPANTS

 Kanchana Vaidyanathan
 Pacific Crest

 Joe Foresi
 Janney Montgomerry

 Andrew Steinerman
 Bear Stearns

 Bhuvnesh Singh
 CSFB

 Sandeep Shah
 ICICI Securities

 Divya Nagarajan
 Motilal Oswal

 Surendra Goyal
 Citigroup

 Rishi
 Networth Stockbroking

 Mitali Ghosh
 Merrill Lynch

 Anantha Narayan
 Morgan Stanley

 Nitin
 Nomura

 Ajay
 India Capital

 Dipen
 Kotak Securities

Moderator

Good afternoon ladies and gentlemen.  I am Rita the moderator for this conference.  Welcome to the Infosys first quarter earnings conference call.  For the duration of the presentation, all participants' lines will be in the listen-only mode.  After the presentation, the question and answer session will be conducted for participants connected to the international bridge.  After that the question and answer session will be conducted for participants connected to India.  I would now like to hand over the floor to Mr. Shekar.  Thank you and over to you sir.

Shekar

Thanks Rita.  Good afternoon ladies and gentlemen.  I am Shekar from the investor relations team in Bangalore.  We thank you all for joining us today to discuss the financial results for the quarter ended June 30, 2007.  Joining us today in this conference room is CEO and Managing Director, Mr. S. Gopalakrishnan; COO, Mr. S. D. Shibulal and CFO, Mr. V. Balakrishnan, along with other members of the senior management.  We will start with a brief statement on the performance of the company during the quarter ended June 30, 2007, outlook for the quarter ending 30th September 2007 and year-ending 31st March 2008.  After that we will open up the discussion for questions and answers.  Before I hand over to Infosys management, I would like to remind you that anything we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risk that the company faces.  A full statement and explanation of these risks is available with our filings with the SEC, which can be found on www.sec.gov.  I would now pass it on to Infosys management.

S. Gopalakrishnan

Thank you Shekar and good afternoon, good morning, and good evening to every one of you.  Welcome to this analyst conference at the end of Q1, financial year 2007-2008.  Our income for the quarter was Rs. 3,773 crores, which is a year-on-year growth of 25.1% and the net profit after tax was Rs. 1,079 crores for the quarter, a year-on-year growth of 34.5%.  If you exclude the tax reversal, then you have to reduce Rs. 51 crores and earnings per share. from Rs. 18.89 will be Rs. 18.0 per share which is a year-on-year growth of 25.3%.  In this quarter, the rupee has appreciated by about 7%.  At the beginning of the quarter, the exchange rate was Rs. 43.1 and at the end of the quarter it was Rs. 40.58.  So, the average rate from last quarter to this quarter has gone from Rs. 43.75 to Rs. 40.66.  Because of this we have lost revenue of Rs. 287 crores.  So, that is reflected in our income as well as our guidance for the rest of the year.  But if you look at the guidance in US GAAP, we are revising it upwards to 29-31% from before which was 28-30%.  Our guidance in US dollar terms in that sense is growing.

So, let me give you a feel for what we are seeing in the market.  We have had strong volume growth, our volume growth is 6.9% sequentially.  Our utilization has gone up to 75.1% from 73.7%.  We have seen growth in US, 7.5% sequential growth; in Europe 8.4%.  We have seen growth in specific services.  We have seen growth in certain verticals like BFSI, Telecom, Retail, Manufacturing, Transportation & Logistics, Energy & Utilities.  So, we have seen broad growth in geography, services, in industry segments and if you look at our clients also we are seeing that the clients are also growing.  We added 35 new clients and we have seen growth in the clients.  Mr. Shibulal will give you more color on this.  But broadly for companies like Infosys that can provide a broad range of services, that can scale up a relationship very quickly, that can bid for large outsourcing deals, we feel that the market is good.  We are not seeing any concern about any particular region or any particular economy at this point and we believe that for companies like Infosys, the environment is favorable and that is reflected in our growth rate.  We have added 7,000 employees in gross this quarter, and net 3,730 employees.  For the year, we are looking at 26,000 employees rather than 24,500 which we announced at the beginning of the quarter and for Q2 we will see 11,700 employees gross being added.  So, clearly the environment is positive for a company like Infosys.  Now, I will request Mr. Shibulal, COO, to give you more details about the segmentation.

S. D. Shibulal

Thank you Kris.  This is Shibulal.  I will start with the geographical segmentation.  Our US revenue has remained stable, 62.6% this quarter.  European revenue has marginally gone up, 26.8% compared with 26.6% last quarter.  The Rest of the World revenue has gone down a little bit, 9.3% to 8.8%.  So, this is very much in line with our investment strategy.  We have been investing in Europe over the last many years and we have seen growth in Europe ahead of the rest of the market.

Our development revenue and maintenance revenue together has remained stable. Whereas the revenue from development has come down this quarter, but on an LTM basis there isn't much of a difference.  Our revenue from Consulting has gone up by about 22% quarter-on-quarter. It is now 4.9% compared with 4.3% last quarter.  Testing has gone up by 11%. This quarter it is 7.5% compared with 7.3% last quarter.  Package implementation has remained stable at 18.4%.

Now, in summary actually, from the new services which we have introduced over the last 5 years, we derived about 44% of revenue.  Our revenue from the products is 3.2%.  If you look at the verticals, our Banking and Capital Market segment grew by 5%. As a percentage of revenue it is 36.1% this quarter.  Manufacturing grew by 13% and it is 13.6% of our revenue this quarter.  Retail also grew by 7.8%. As a percentage of revenue, it is 10.8%.  Telecom grew by 8.2% and also we have seen good growth in service segment, which is actually 7.6% of our total revenue this quarter.

Fixed price versus time and material, Fixed price has gone up this quarter, 29.1%, it was 27.4% last quarter.  Our onsite percentage has remained stable, marginally came down, it was 32.8% last quarter, it is 32.6% this quarter.  Our per capita revenue, there is improvement. This quarter we have seen an improvement of 1.4% on onsite revenue productivity and 1% on offshore revenue productivity.  This has given us an increase of 1% in our blended revenue productivity quarter-on-quarter.

Client profiling - We added 35 new clients this quarter.  Our total number of clients now stands at 509.  The number of clients giving us more than $1 million has gone up to 285.  Number of $5 million clients has reached 113.  The number of clients who are giving us $80 million or above actually doubled this quarter from last quarter. Last quarter it was 4, this quarter it is 8.  We have one client giving us $ 200 million plus on an LTM basis.  Our largest client accounts for 8.6% of our revenue, the top five 21.4%, and top ten 32.3%.  Our repeat business this quarter is 99.5%, this is very much in line with the seasonality of this repeat business.  In Q1, it is generally high because it is computed based on the customers who have been our customers last year.  Our utilization has gone up; our utilization excluding trainees this quarter is 75.1%, it was 73.7% last quarter.  We have added 7,000 employees gross, 3,730 net this quarter.  With that let me now pass on to Bala to talk about the financial performance.

V. Balakrishnan

Good afternoon everybody.  This is Bala here.  This quarter has been an excellent quarter for Infosys.  The revenues grew 7.5% in US dollar terms sequentially. Rupee had a dampening impact on the revenue growth in rupee terms. We had around Rs. 3,773 crores of revenue.  Last quarter the average rupee-dollar rate was Rs. 43.75, this quarter it is Rs. 40.66. So we lost around Rs. 287 crores in top line because of the rupee appreciation and for the whole year it could be more than Rs. 1,000 crores.  So, rupee had a big impact on operating margin.  The operating margin went down by 3% this quarter mainly because of rupee.  Rupee appreciated by 7% against dollar which impacted the margin by 3.5% and we had the wage increase and visa cost coming up in the first quarter that impacted the margin by another 3.5%.  So, overall we had a headwind impact due to visas, wages and rupee of something around 7%.  The utilization went up by 3% during the quarter that had a favorable impact of 150 basis points on the margin.  The pricing went up by 1%, that added another 100 basis points positive impact on the margin.  We have the losses of the subsidiary coming down and also some scale benefits adding up to another 150 basis points positive impact on the margin.  So, net-net, we had a 7% impact because of wages, currency, and visa, which was offset by higher utilization, pricing, and scale benefits plus the subsidiary losses coming down and the net impact on operating margin was 3%.  The effective tax rate remained at the same level. It is around 12%-13%.  You have to exclude the one-time tax reversal. We had a one-time tax reversal of Rs. 51 crores because the limitation period in one of the overseas jurisdiction has expired.  So, we reversed that tax provision.

The non-operating income has been high during the quarter. It is around Rs. 253 crores.  We had around $18 million coming out from our hedging.  We have around $925 million of forex cover as of June end, it was $470 million in March.  So, the hedging benefit has come on a non-operating side. It is around $18 million.  The effective yield on our portfolio of investments went up to something around 11% in the last quarter. That added up to the non-operating income.  Going forward, we believe that effective interest rate could come down to 9% in the next three quarters.  So overall when we started the quarter, we gave a guidance of Rs. 17.84 in the EPS, we ended at Rs. 18 excluding the tax reversal and if we include the tax reversal, it is Rs. 18.89.  So, in spite of the currency, in spite of the wages, in spite of the visa cost, we are able to maintain the net margin for the quarter and we are able to exceed the rupee guidance we gave in the beginning of the quarter when the rupee was 43.10.  The rupee ended the quarter at 40.58, that is the rate we use for the guidance for the next three quarters.

For the full year, we are talking about a revenue guidance of 17-18% growth in rupee terms and EPS growth of 16-17%.  There was a dilution last year at the end of the year because we are getting into a new FBT regime. The dilution impact itself has impacted the growth of EPS by around 3% for the full year and 1.5% for the last quarter.  So, the guidance for a full year of 16-17% growth in EPS has factored in the rupee, factored in the dilution, and also has factored in the other costs.  In our guidance, we have not assumed any large deals. We assume the pricing to be constant at the level we saw in the first quarter.  In the first quarter, we saw the pricing going up by 1%, for the next three quarters we are assuming the pricing to remain at the same level as we saw in the first quarter.  We are also seeing increased momentum in the business and that is why we are increasing the hiring number for the full year.  In April, we said we will hire 24,500 employees. Now we are saying we will hire around 26,000 employees.  Overall, we are seeing good momentum in the business, we are seeing good volume growth.  The guidance is a snap shot of what we see at this particular point of time.  So, we increased the overall guidance in dollar terms by around 30-31% from 28-30% what we guided in April, but going forward we have to see how the whole thing is going to move.  We believe the environment is very strong, the volume growth continues to be strong and we believe that for offshore players like us there is enough market opportunity available for growth.  With this, I conclude my presentation.  Now we can open the floor for questions and answers.  Thank you.

Moderator

Thank you very much sir.  I would now like to hand over the proceedings to the international moderator to conduct the question and answer session for participants connected to the international bridge.  After this, we will have a question and answer session for participants connected to India.  Thank you and over to you, Salvia.

Salvia (International Moderator)

Thank you Rita.  We will now begin the Q&A session for participants connected to the international bridge.  Please press 01 to ask a question.  The first question is from Ms. Kanchana from Pacific Crest.

Kanchana

Hi.  I had a question with respect to the fiscal '08 guidance in terms of the US GAAP.  We have increased the revenue guidance by 1%.  You have already seen increase in productivity improvements by 1% and you are increasing the headcount guidance by 1,500.  To help me understand the discrepancy, I would have expected a little more increase in the revenue guidance.  I was wondering if you could speak a little bit about it?

S. Gopalakrishnan

The revenue guidance is a snapshot based on our current visibility, based on factual information of what our clients are willing to commit, budget, etc., we give a guidance.  That is why we talk about what the environment is, how broad the growth opportunities are today in terms of region, in terms of services, in terms of industry segments to give you a much better feel for the growth, because the guidance itself is based on a model which we have, the facts we have today, the visibility we have and things like that, but the environment is positive.  We have increased the guidance based on what we know today for the rest of the year.

Kanchana

Okay.  So, if I would ask you the question a little differently, I guess if you were to compare 07 right now where you are looking at the demand environment and compare that to last year at the same timeframe. Are you seeing the same healthy demand or is it slowing down at this point or is it actually increasing at this point. I was wondering if I could get a sense from you?

S. Gopalakrishnan

It is around the same.  It is robust, it is broad, it is across all industries and regions and our ability to handle complex assignments, complex projects has increased actually.  As each year goes by, our capabilities increase, the number of employees we have, our consulting capabilities etc. increase.  So, both from a transformational perspective, as well as large outsourcing deal perspective and ability to handle complex relationships, I think our capabilities today are better than ever before in that sense.

Kanchana

Okay.  And one last question I guess.  If I were to look at your per capital revenue, onsite and offshore, I mean it is great that we are seeing an increasing trend, but is there a reason that for this quarter it is actually slightly lower than what we saw in the March quarter and the December quarter on a sequential basis?

S. Gopalakrishnan

The last full year number was about 5%, this quarter it is 1%.  So, the trend continues.  For the last five quarters, we have seen increased revenue productivity, the trend continues.

Kanchana

Okay.  Thank you.

Salvia (International Moderator)

Thank you mam.  Next on line, Mr. Joseph Foresi from Janney.

Joseph Foresi

Hi, guys.  I wonder if Bala could just run through a breakdown of other income for us again.

V. Balakrishnan

Yes, sure.  The rupee appreciated by 7% during the quarter.  So, it impacted the operating margin by 3.5%.  The wage increase which we announced in April, of 13-15% increase in offshore and 5-6% onsite had impacted the margin by 2.5%.  Visa costs impacted the margin by 1%.  So, overall, we had an impact of 7% on operating margin because of all these three.  We had the utilization moving up by 3 percentage points, which had a favorable impact on the margin of 150 basis points.  Pricing increased by 100 basis points, that impacted the margin favorably by 100 basis points and we have the losses in subsidiary coming down during the quarter and also some scale benefits which together added around 150 basis points favorably to the margin.  So, net-net, we had a 700 basis point impact because of rupee, wages, and visa, which was offset by utilization, pricing and subsidiary losses coming down, plus some scale benefits of around 4%.  So, net impact on the operating margin is around 3%.  But if you look at the non-operating side, we had foreign currency income of something around $18 million which came mainly because of the hedging positions we have.  So, that favorably impacted the margin at a net level.  So at net margin level, we are able to maintain the margin similar to last quarter.

Joseph Foresi

Okay.  I wanted to ask if you could just give us a little bit of color on what you are seeing going on sort of North America?  And thanks guys.

S. Gopalakrishnan

North America continues to be a strong market for us.  In this quarter we saw 7.5% sequential growth in US.  We are seeing growth in Financial Services.  We are seeing growth in Retail, in Manufacturing, Transportation & Logistics, Energy & Utilities and Telecom, so broad growth.  The difference is really, North America, we are seeing more transformation kind of deals, in Europe more outsourcing kind of deals.  So, consulting-led transformational kind of deals are where we are seeing larger opportunities today and we are positioned well because of our Consulting group to take advantage of this.

Joseph Foresi

Okay.  Thanks guys.

Salvia (International Moderator)

Thank you sir.  Next on line is Mr. Andrew Steinerman of Bear Stearns

Andrew Steinerman

Hi, good evening.  Bala could you go over again what the net pricing realization was in the quarter and why in the guidance are you assuming the pricing stays at the levels of the quarter just reported?  Does pricing continue to bias upwards?

V. Balakrishnan

No. We have seen the pricing going up by 1 percentage point.  On a quarter-to-quarter basis, it went up by 1.4% onsite and 1% offshore.  On a blended basis, it went up by 1%.  For the next three quarters, we are keeping the pricing at the same level in the guidance similar to what we saw in the first quarter.  So, the next three quarters' numbers had factored in the 1% price increase we saw in the first quarter.  We have not factored in any additional price increase in the guidance.

Andrew Steinerman

Right.  My question Bala is why do you do that if pricing is continuing to bias upwards or is there something that you are seeing in your pricing that suggests that it is not going to continue to go upwards over the next three quarters?

V. Balakrishnan

We give guidance based on what we know at this particular point of time.  Even in the start of the year when we gave our guidance, we assumed the pricing to remain at the same level as the fourth quarter of last year.  So, we can give guidance only based on what we know at a particular point of time.  We cannot assume certain price increase which may come in the future currently.

S. Gopalakrishnan

The pricing environment is positive.  We have seen five quarters of upward increase.  All we are saying is that we do not want to assume that in our model at this point given that pricing is something which the client has to agree and it also depends on the rate negotiations and things like that, which service grows, which customer grows, etc.  So, it is a much more complex, the impact of that pricing on to the revenue per employee, revenue productivity, is much more complex and to simplify we have assumed in our guidance that it is flat.

Andrew Cinnamon

I understand.  It is more of a model assumption any change that you see in the environment.  Thank you very much.

S. Gopalakrishnan

That is correct.

Salvia (International Moderator)

Thank you sir.  Next on line is Mr. Bhuvnesh Singh of Credit Suisse.

Bhuvnesh Singh

Hi, sir.  Congratulations on decent numbers.  I had two questions; first on your hiring.  The last couple of quarters, your hiring number per quarter has been somewhat lackluster.  Any particular reason behind that?

Mohandas Pai

Wait for this quarter, 10,000 + people this quarter.

Bhuvnesh Singh

Okay, thanks Mohan.  And what is your net hiring target for the full year?

Mohandas Pai

Gross is 26,000.  We do not talk net because we cannot estimate.  So, gross will be 26,000, up from 24,500 at the beginning of the first quarter.

Bhuvnesh Singh

Okay.  Any particular reason why the hiring has been bunched in Q2 this time?  Is it all because of campus hiring or some other reason?

Mohandas Pai

Well, campus hiring usually comes in the end of first quarter and second quarter.  We wanted them to be trained in Mysore.  Mysore, our projects and the hostels are delayed by three months.  So, we could not get enough place to accommodate them; very prosaic reasons and today for example there is a cement shortage in India, there are shortage of construction labor.  So, all construction projects are behind schedule in India.  We also suffered.  Cement price have gone up and there is shortage of cement, there is a big challenge there.  So, we could not accommodate them. So, they are all joining in the first week of July.

Bhuvnesh Singh

Ok Thanks.  Kris, second question for you sir.  In terms of your contract renegotiations, when you are going to your customers now and renegotiating contracts, like earlier Infosys used to have some margin target for contract renegotiations, are you still maintaining your margin targets on the renegotiations or given the current rupee-dollar rate are the margin targets somewhat shifting?

S. D. Shibulal

This is Shibulal. Our pricing remains stable with an upward bias.  We are renegotiating contracts.  Our new contracts also are getting negotiated at around 2-4% higher than our average.  The new contracts may be 3-4%, and the existing contracts may be 2-3% above the average and that is what is flowing into the revenue productivity.  At the same time, as the customers get larger and larger, there are discounts in the contract, which will kick in.

S. Gopalakrishnan

From a margin perspective, target for our business units etc are to shoot for certain ranges which we have given them and depending on the size etc. we look at discounts, but basically nothing much has changed.  The rupee has appreciated in just one quarter, 7% in one quarter.  As we go along, we see that the environment is such that the prices will go up. That is the environment in which we are operating today, also because the costs are going up.  So, we will see how it goes along.

Bhuvnesh Singh

Do you think so, when you go to the customer and say that we are providing you so much value and now that value comes at a higher price because of rupee-dollar, are they sympathetic to your situation, are they willing to consider some sort of pricing increase just because of the cost increase on the back of rupee-dollar?

S. Gopalakrishnan

No.  You have to talk about cost in general because then what happens is if the rupee depreciates they will start asking for money back, right.  So, you have to look at factors which seem reasonable to clients.  Of course, if the rupee appreciates substantially and continues to be like that, then we may be able to look at some revision and things like that.  But generally, the negotiations are based on compensation cost or overall cost and things like investments we are making in, improving our services, solutions, the value addition we are giving to our clients etc.

Bhuvnesh Singh

Thanks.  I really appreciate your time.

Salvia (International Moderator)

Thank you sir.  At this moment, there are no further questions from participants at international bridge.  I would like to hand over the proceedings back to Rita.

Moderator

Thank you Salvia.  We will now begin the question and answer session for participants connected to India bridge.  Participants who wish to ask questions, kindly press *1 on your telephone keypad.  On pressing *1, participants will get a chance to present their questions on a first in line basis.  Participants are requested to use only handsets while asking a question.  To ask a question, kindly press *1 now.  First in line we have Mr. Sandeep Shah from ICICI Securities.  Over to you sir.

Sandeep Shah

Yeah sir, can you throw some light in terms of billing rate improvement and the volume growth within the top 5 clients?

S. Gopalakrishnan

No, I do not want to get into details of top 1 client or top 5 clients etc., especially pricing etc. The top 10 clients grew by 3.9% and then non-top 10 grow by 9.3%, so that is the figure we would like to talk about.

Sandeep Shah

But are you witnessing the billing rate increase within the top 5 clients also?

S. Gopalakrishnan

No, I do not want to be more specific. We are just saying generally that in new contracts we are seeing 3-4% and in existing contracts 2-3%.  Generally some of the contracts, we are able to get some price increases as and when the contracts come up for renewal.  I do not want to be very specific.

Sandeep Shah

Okay, and sir top 6 to 10 clients in dollar terms has degrown by 3.1%, so is there something to read about?

S. Gopalakrishnan

No, not really. I think there will be some shifts happening quarter upon quarter, so there is nothing particular.  Generally we are seeing that there is buoyancy in our clients in the market for our kind of services, for our kind of capabilities.

Sandeep Shah

And sir what are the additional margin levers which we have not counted in the current guidance for to fight with any additional rupee appreciation beyond 40.58?

S. Gopalakrishnan

Bala talked about the price increase which he has not factored into the model.  Our utilization today is 75%. Typically we can look at a utilization of high 70s low 80s, and then we continuously play around with regions, for example, rupee has not appreciated as much with pound sterling or with Euro as much as with dollars. So that is one thing we can look at.  So there are certain things which we have not factored in and because these are things which you do proactively but you have to wait for the market to respond and that is why some of these things are not factored in.  We still have multiple levers which we can pull to continue to improve the margins and things like that.  Of course our investments also gets adjusted based on the money we have. So that is also another lever which we have.

Sandeep Shah

Okay, so that means that some of the clients who are in the US or the North America can be billed in the non US dollar currency, that is what you mean to say?

S. Gopalakrishnan

Typically clients would like to get billed on their local currency. It is a good suggestion we can look at it.  I do not know whether a North American client would like to billed in euro or something like which we try.

V. Balakrishnan

See most of the customers do not want to take the currency risk.  We have to manage the currency risk. I do not think customers want to take the risk.

Sandeep Shah

Okay, and this time the sales and marketing expenses has gone down, I believe the commission and the brand building expenses has gone down significantly quarter-on-quarter but at the same time our sales and support staff has gone up. So how one should look at in terms of trend in this expenses?

S. Gopalakrishnan

It is primarily due to the reduction in losses in Consulting really, nothing other than that.

Sandeep Shah

Okay, thanks and all the best.

S. Gopalakrishnan

Thank you.

Moderator

Thank you very much sir.  Next in line we have Ms. Divya Nagrajan from Motilal Oswal.  Over to you mam.

Divya Nagrajan

Hi, congrats on the numbers.  Your explanation on the assumptions for next quarter PAT guidance please, could you repeat that?

V. Balakrishnan

It is similar to assumption I spoke for the next three quarters, the same assumptions.

Divya Nagrajan

And this dilution that is factored in?

V. Balakrishnan

Pardon?

Divya Nagrajan

You also spoke about an equity dilution that is factored in this?

V. Balakrishnan

Yeah, yeah that is factored in the guidance yes.

Divya Nagrajan

Thanks, I will come up for follow up later.

Moderator

Thank you very much mam.  Next in line we have Mr. Surendra from Citi Group.  Over to you sir.

Surendra

Yeah, hi, good afternoon, my question is for Bala.  Calculations suggest that your revenue guidance for next 9 months is almost flat compared to what it was in April. Considering that revenue per employee is already better by 1% and there are three new deals which were not factored in earlier, so does it mean that your model is now factoring in lower volumes for next three quarters compared to what you were factoring in April?

V. Balakrishnan

No, look we had given a guidance based on what we see on an overall revenue basis in April.  Now when you look at the actual numbers, in the first quarter the pricing went up by 1%. So the incremental growth we saw in the first two quarters it may be due to pricing, it may be due to volume, both have been factored in the revised yearly guidance.  So guidance is snapshot at a particular point of time and the things move when gradually when it progress through the year. So we should not read too much into that.  What you say is right we have seen a 1% pricing increase and that has reflected in the 1% increase in the overall yearly guidance we have given in terms of dollar. But pricing is something which you do not assume that comes and the yearly number is a snapshot at a particular point of time.

Surendra

Yeah Bala but you beat this quarter guidance by 2.5% and on top of it there is a revenue per employee which has been factored in. That is why what I was trying to understand is from a volume perspective, is there something that we should be reading into this or is it just as you said a snapshot or possibly may be the usual conservative way in which Infosys guides?

V. Balakrishnan

I think what you should focus on is other factors. We have utilization of 75% that means, we have enough capacity in the system to take on any opportunities in the market place.  We are increasing our hiring target by 1,500 people for the whole year. So those are the indicators you should look at, guidance is a snapshot at a particular point of time.

Surendra

Okay, but all those indicators seem to suggest something of the outlook which is better than your guidance. So is that a correct way of reading it?

V. Balakrishnan

I am not saying anything. We have given a guidance and what I am saying is we have a model which is well prepared to take on any additional growth opportunities in the market if it arises.

Surendra

Okay, thanks, thanks a lot.

Moderator

Thank you very much sir.  Next in line we have Mr. Rishi from Networth Stock Broking.  Over to you sir.

Rishi

Good afternoon.  My question is generally around utilization that you have mentioned. You have mentioned you can maintain high utilization, high 70s utilization for going forward. Most of the freshers that were supposed to come in the June quarter are deferred towards July, I wanted to know if that will have an impact on the utilization in the second and third quarter and would you be still comfortable with maintaining high 70s utilization?

S. D. Shibulal

There are two kinds of utilization - including trainees and excluding trainees. When I talked about utilization being comfortable at high 70s and low 80s, it is excluding trainees.  Including trainees utilization could vary depending on the time in which the trainees do join us. Right now the excluding trainee utilization is 75.1% and including trainee utilization is 71.2%. So the 75.1% excluding trainee utilization, we have scope for improvement.

Rishi

Could you quantify sir in terms of what kind of improvement could it be as good as 2% on utilization front?

S. D. Shibulal

We are comfortable with high 70s utilization, high 70s and even low 80s we have seen that in the past.

Rishi

Alright, thank you sir.

Moderator

Thank you very much sir.  Participants are requested to restrict to two questions at the initial round of Q&A.  The follow up questions will be taken later on.  Next in line we have Ms. Mitali Ghosh from DSP Merrill Lynch.  Over to you mam.

Mitali Ghosh

Yes sir, good afternoon and congratulations on good execution in a tough quarter.  On this quarter, I just wanted to understand on the decline in the revenues from the top 6 to 10 clients, if you could just give some color on is it because of sluggishness in a particular client and what is the outlook for this client going ahead?

S. Gopalakrishnan

Mitali, this is Kris here. It is just the seasonality, there is nothing in any particular client which is worrisome at this point. Some quarters some clients do better than other clients. So this is just seasonality, there is nothing to read into it.

Mitali Ghosh

Okay and just looking ahead I wanted to understand that the three large deals that you closed this quarter are they factored into the guidance, I mean you know were they in a position to be factored into the annual guidance and also of the other dozen that you spoke about in the pipeline, if any portion of that factored in the guidance?

S. D. Shibulal

At any point in time we pursue about a dozen large deals, in our definition large deals are anywhere between $50-250 million. This quarter we have closed three deals around $50 million range and we have factored those deals into the guidance.  The future large deals the once above $100 million are not factored into our guidance.

Mitali Ghosh

Right, and just finally on a full year basis what sort of an SG&A leverage have you based into the guidance and any sort of specific kind of measures that will help you to achieve that apart from scale?

V. Balakrishnan

S&M will remain somewhere between 6- 7% for rest of the year. G&A will be another 8%.

Mitali Ghosh

Okay, thank you and all the best.

Moderator

Thank you very much mam.  Next in line we have Mr. Anantha Narayan from Morgan Stanley.  Over to you sir.

Anantha Narayan

Yeah thanks and good afternoon everyone.  Bala could you just help us understand some of the sensitivities on margins on the BPO side of the business?

Amitabh

Hi, this is Amitabh here.  Yes, if you look at the margins in the BPO side, for every 1% appreciation of the rupee our margins get impacted by about 85 basis points.  If you look at this particular quarter, the impact of the rupee appreciation because of translation as well as just appreciation itself had almost a 9% impact, plus a 2% impact because of wage increase, and as you will see from our net numbers our margins are down approximately 4.5-5%. So we were able to absorb 6-6.5% of negative impact this quarter.  Now a part of that, hopefully if rupee rate remains the same, the translation impact will not be there, but as a general guidance 85 basis point impact because of 1% rupee appreciation.

Anantha Narayan

Yeah thanks Amitabh that is useful, and Bala just one final question, in terms of can you just run us through how the margins could shape up on each of these individual factor sequentially for the second quarter?

V. Balakrishnan

I think if you look at our guidance, we assume that the net margins could be maintained similar to what it was last year within a narrow band.  The operating margin could come down somewhere between 100 to 150 basis points because we assume the rupee at 40.58 for next three quarters. So the net margin will be maintained similar to last year within a narrow band, operating margin could come down somewhere between 100 to 150 basis points.

Anantha Narayan

And this is under Indian GAAP right?

V. Balakrishnan

Yeah US and India both.

Anantha Narayan

Okay and should we expect any variations across the three quarters or broadly there should not be too much of a fluctuation?

V. Balakrishnan

No, if you look at the past few years, normally the margin gets impacted in the first quarter and gets normalized over the next three quarters, because there is some lumpiness in terms of visa cost and the employee cost. So the same thing will happen even this year. It will normalized over the next three quarters.

Anantha Narayan

Thanks Bala.

Moderator

Thank you very much sir.  Next in line we have Mr. Shailesh from Namura.  Over to you sir.

Nitin

Hi, my name is Nitin, I am calling on behalf of Shailesh.  This is regarding the new services basically the Package Implementation which grew at around 8% quarter-on-quarter, this seems to have slowed down from the 16% that we saw sometime in last year. Any thoughts as to how and what are the growth prospects doing like in Package Implementation?

S. D. Shibulal

The Package Implementation space continued to show a robust demand. It is about 18.4%, so that is substantial part of our revenue at this point and it is showing good demand.  Also increase remember our Consulting space have grown 22%, it has reached 4.9%. You may want to look at these things together because a lot of the package implementation work is also consulting. So these tend to move back and forth little bit.  We are seeing robust demand in both these areas.

Nitin

Okay, and what is driving the Consulting, is it just the North American market where consulting with the transformational projects increasing or is it also at the other locations?

S. D. Shibulal

I clearly believe it is capability and TCO. It is our ability to take transformational projects which we have build over the last couple of years and we have been doing a lot of consulting under the Package Implementation umbrella. Now today we have the ability to engage with the business and do end-to-end transformational projects and I am sure the traction is because we have been there in North America and they continue to be a big part of our business we are seeing good traction for transformational projects in North America. In fact just to give you an example in this quarter we have won a deal to transform the audit platform for one of the largest auditing firms in North America. So our capability has gone up and our brand has gone up and that is what is enabling us to win these deals.

Nitin

Alright sir, that is good, thank you.  I was wondering if you could share on the gross margin side there was a pretty steep decline from 46.4%-42.5%, are we looking at it coming back to somewhere in the 46-47% range or what is the model looking at there?

V. Balakrishnan

The gross margin had been impacted because of the rupee, in the next three quarters it could improve slightly because in the first quarter it came down by 300 basis points, overall for the year we are assuming it (operating margin) could decline somewhere between 100-150 basis points. So I think it could come back, it will happen gradually over the next three quarters.

Nitin

So basically we are looking at 100-150 basis points decline in gross margin and something similar in the SG&A is it?

V. Balakrishnan

No SG&A will be same because we have seen the sales and marketing cost coming down because the losses in subsidiary i.e. Infosys Consulting has come down. Otherwise SG&A will be at the same level, and the margins could improve because the visa cost and salary gets lumped up in the first quarter that gets normalized over the next three quarters. So the margins could improve from the first quarter in the next three quarters but overall for the year the operating margins could be down by 100 -150 basis points but that will be more than made up by the non-operating income and the net margin level it should be similar to what we saw in the last year within a narrow band.

Nitin

Right, your hedging strategy is two quarters forward or is it like one year forward?

V. Balakrishnan

It is only two quarters forward because in a volatile environment you do not take a long-term bet. We are taking a short term view. So we are covering our net flows for next two quarters at any point of time and that is close to a billion dollar. We have a $925 million of cover.

Nitin

Alright sir, okay, thank you, thanks very much.

Moderator

Thank you very much sir.  Next in line we have Mr. Ajay from India Capital.  Over to you sir.

Ajay

Hi congratulations for the good set of numbers. Couple of questions on your guidance, you have kept your dollar margin guidance at the net income level almost steady as guided in April while rupee has appreciated roughly 5.8% or so since then. How do you expect to keep your net margins steady at that 6% rupee appreciation, what sort of assumptions are made behind that?

V. Balakrishnan

I think if you look at the first quarter, we had hedging benefit of around $18 million in the non operating income, that is around 1.8% of the revenue. So if we assume around 7% appreciation in the first quarter it impacted operating margin by 3.5% and you had a gain of 1.8% on the non operating. So net-net the impact on the net margins around 1.7% or so and for the next three quarters the operating margin could improve because some of the cost like visa cost will not be there in the next three quarters and also the wage increases which had happened in the 1st of April and impacted the first quarter's margins will get normalized over the next three quarters.  So in the next three quarters, operating margin could improve and the non-operating side we have treasury income coming in. So that could offset the decline in the operating margin and at the net level we assume that we will maintain the margins similar to last year.

Ajay

Just to sort of compare the guidance as given April, the rupee appreciation is new information but I guess the hedging also depend on that as well, but the treasury income I would imagine would have been known at that time as well, correct?

V. Balakrishnan

No. The treasury income is a function of how much cash you have in the business to deploy and get returns.  Our effective yield has gone up last quarter because the interest rate environment was very favorable but in the next three quarters we see the effective yield coming down. Already the interest regime has softened across the banks in India. So in next three quarters the effective yield could come down to may be 9%, that is already factored in the guidance.

Ajay

This $18 million hedging gain that you had, how much of your hedges are marked to market and how much are not?

V. Balakrishnan

We have $925 million of cover. All the hedges have been marked to market at 40.58, which is a closing rate for June.  Yes, all the hedges have been marked to market.

Ajay

And what part of your cover is hedged and what part of is options, the options are not marked to market, right sir?

V. Balakrishnan

No. Out of the total hedges of $925 million, approximately 70% is forward contracts, 30% is options. Our policy is to mark to market both options and forward contracts at the closing rate i.e. 40.58 for the June quarter.

Ajay

Just trying to do some maths. We can do it offline, but $18 million on 925 is roughly 2% of your cover, with the rupee appreciating roughly 6-7%, how do you reconcile the numbers?

V. Balakrishnan

$18 million is a net number. We have a translation loss because we have foreign currency assets sitting in the balance sheet which also need to be marked to market at the period end closing rate. So $18 million is a net impact of the hedging benefit we got minus the translation loss i.e. the net impact on the margins.

Ajay

Thanks, just one more question on how you calculate diluted EPS. In the last conference call you made a comment that your share count would be up by 13 million because of ESOP exercise but if I look at your Q4 to Q1 your net income and the diluted EPS have both moved in sync suggesting that the weighted average share count has been steady. Could you please shed light on that?

V. Balakrishnan

Look, we had people exercising more number of options at the end of last year because we are getting into a new FBT regime.  We have close to 10 million shares that got exercised in March and when we started the year we said that the dilution impact will hurt the EPS growth by something around 3% for the whole year and what we are seeing now is because there is a growth because the margins are improved we are able to absorb the dilution that is why in the guidance you see the top line and bottom line almost growing at the same percentage point.

Ajay

I understand that point, but if I look at the average share count by just dividing your net income by diluted EPS for Q1 and Q4, the numbers I get are almost similar, basically I get Rs. 57.3 crores.

V. Balakrishnan

You are right because most of the exercise happened in March, between March and June the impact and the growth was only 1.5%, but if you take the year-on-year because you take the average share count for the whole year of last year and this year the impact could be 3%.

Ajay

Sure, thanks, thanks so much.

Moderator

Thank you very much sir.  Next in line we have Mr. Saurav from Kotak Securities.

Dipen

Yeah, this is Dipen here.  Almost all the questions have been answered. Just finally one again what can be the tax rate Bala for the current year which we can assume?

V. Balakrishnan

The effective tax rate could be somewhere between 12-13%. This quarter it was low because there was a tax reversal and also the tax rate has slightly gone up because of the higher non-operating income, otherwise the effective tax rate should remain somewhere between 12-13%.

Dipen

Okay, and just one final, at the cost of repetition could you just explain why the sales and marketing expenses were lower, you said something regarding the Consulting business?

V. Balakrishnan

Yeah, the losses in Consulting has come down part of it because they improved the utilization, part of it because of efficiencies they have got on the sales and marketing side. That has reflected in the consolidated numbers.

Dipen

Okay, thanks very much and all the best.

Moderator

Thank you very much sir.  At this moment I would like to hand over the proceedings back to Mr. S. Gopalakrishnan for the final remarks.  Over to you sir.

S. Gopalakrishnan

Thank you very much everyone and looking forward to talking to you during the quarter or at the end of next quarter.  Thank you again.

Moderator

Ladies and gentlemen, thank you for choosing WebEx conferencing service.  That concludes this conference call.  Thank you for your participation.  You may now disconnect your lines.  Thank you and have a nice day.